

Mail Stop 3561

July 29, 2016

Ronald L. Sargent
Chief Executive Officer
Staples, Inc.
500 Staples Drive
Framingham, MA 01702

> **Re:**   **Staples, Inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2016**
> **Filed March 4, 2016**
> **File No. 000-17586**

Dear Mr. Sargent:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Outlook, page B-1

1.   In future filings, please expand this section to discuss any known material trends, events or uncertainties that have had or are reasonably expected to have a material impact on your liquidity, revenues or income from continuing operations. In this regard, we note the following apparent trends during the last three years: (i) comparable store sales decreases across your segments driven by reduced customer traffic, (ii) store closures, and (iii) ongoing weakness in your European businesses. We also note the strategic priorities outlined by management in recent earnings calls, including certain priorities described in your Q4 2015 earnings call, as well as your Staples 2020 plan. We further note disclosure in your Form 10-Q for the period ended April 30, 2016 of certain strategic actions to enhance long-term value. Please discuss whether you expect these trends to continue and the short and long-term actions that you are taking to address any such trends. In this regard, your discussion should address your past and future financial

condition and results of operation, with particular emphasis on the prospects for the future. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. Please tell us what this disclosure will look like.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Lilyanna Peyser, Special Counsel, at (202) 551- 3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products